

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Chris Nielsen
Chief Financial Officer
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101

> **Re: Redfin Corp**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 16, 2023**
> **File No. 001-38160**

Dear Chris Nielsen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Acquired Intangible Assets and Goodwill
Goodwill, page 44

1. Please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, please provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:
    • Identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit.
    • Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.
    • Disclose and discuss the specific critical assumptions used in your fair value determination.

- Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Anthony Kappus